KW 8/27/14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden Hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC RECEIVED AUG 14 2014 191

SEC FILE NUMBER
8- 67865

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/13 (MM/DD/YYY) AND ENDING 06/30/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PHALANX TRADING, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESSS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.

7 GROVE STREET
(No. and Street)

TOPSFIELD	MA	01983
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRIAN WOODLAND — 978-887-5981 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LARRY D. LIBERFARB, P.C.
(Name – if individual, state first, last, middle name)

11 VANDERBILT AVENUE SUITE 220	NORWOOD	MA	02062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its properties

14040820

FOR OFFICAL USE ONLY

**Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17-a-8(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.**

OATH OR AFFIRMATION

I, BRIAN WOODLAND ,swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PHALANX TRADING, LLC , as of JUNE 30 , 20 14 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified soley as that of A customer, except as follows:

Signature

MEMBER

Title

Deborah Cockrell-Duchemin

Notary Public

DEBORAH COCKRELL-DUCHEMIN
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
August 5, 2016

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control requirements Under Rule 15c2-3.
- ☒ (j) A Reconciliation. Including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PHALANX TRADING, LLC

FINANCIAL STATEMENTS

JUNE 30, 2014

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Report of Independent Registered Public Accounting Firm

To the Members of
Phalanx Trading, LLC

We have audited the accompanying statements of Phalanx Trading, LLC which comprise the statement of financial condition as of June 30, 2014, and the related statements of income, changes in members' equity, and cash flows for the year then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplementary information. Phalanx Trading, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Phalanx Trading, LLC as of June 30, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedule I, computation of net capital under rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Phalanx Trading, LLC's financial statements. The supplemental information is the responsibility of Compass Security Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion of the supplementary information, we

evaluated whether the supplementary information, including the form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Norwood, Massachusetts
July 22, 2014

PHALANX TRADING, LLC

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2014

ASSETS

Cash	$	241,509
Receivable from broker-dealers and clearing organizations		16,399
Receivable from others		50,000
Furniture and equipment, at cost,		
less accumulated depreciation of $6,217		2,508
Other assets		2,746
	$	313,162

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable, accrued expenses and other liabilities	$	71,281
Members' Equity		
Members' capital		241,881
	$	313,162

The accompanying notes are an integral part of these financial statements.

PHALANX TRADING, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED JUNE 30, 2014

Revenues:	
Commissions	$ 162,133
Private placement revenue	714,108
Other income	2,494
	878,735
Expenses:	
Employee compensation and benefits	53,117
Commission expense	632,134
Communications and data processing	16,369
Occupancy	18,543
Other expenses	55,169
	775,332
Net income	$ 103,403

The accompanying notes are an integral part of these financial statements.

PHALANX TRADING, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED JUNE 30, 2014

Balance at beginning of the year	$ 295,810
Net income	103,403
Distributions	(157,332)
Balance at end of the year	$ 241,881

The accompanying notes are an integral part of these financial statements.

PHALANX TRADING, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JUNE 30, 2014

Cash flows from operating activities:	
Net income	$ 103,403
Adjustments to reconcile net income to net cash from operating activities:	
Depreciation	1,151
(Increase) decrease in operating assets:	
Increase in receivable from broker-dealers and clearing organizations	(347)
Increase in receivable from others	(50,000)
Decrease in other assets	4,410
(Decrease) increase in operating liabilities:	
Increase in accounts payable, and accrued expenses	49,748
Net cash from operating activities	108,365
Cash flows from investing activities:	
None	-
Cash flows from financing activities:	
Capital withdrawals	(157,332)
Decrease in cash	(48,967)
Cash at beginning of the year	290,476
Cash at end of the year	$ 241,509

Supplemental cash flow disclosures:		
Interest payments	$	0
Income tax payments	$	0

The accompanying notes are an integral part of these financial statements.

PHALANX TRADING, LLC

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2014

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc.(FINRA).

Securities Transactions

Customers' securities transactions are recorded on a settlement date basis. The related commission income and expenses are also recorded on the settlement date basis.

Furniture and Equipment

Furniture and equipment are recorded at cost. The cost of maintenance and repairs is charged to operations as incurred. Major improvements to furniture and equipment are capitalized. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Income Taxes

The Company does not record a provision for income taxes because the partners report their share of the partnership's income or loss on their income tax returns. The financial statements reflect the partnership's transactions without adjustment, if any, required for income tax purposes.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Advertising

The Company expenses advertising and promotion costs as incurred.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from these estimates.

NOTE 2 - NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2014 the Company had net capital of $231,627 which was $226,627 in excess of its required net capital of $5,000. The Company's net capital ratio was .307 to 1.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with a related party, Phalanx Partners, LLC. The Company reimbursed the related party for those expenses. For the fiscal year these expenses totaled $63,913. At June 30, 2014, the Company owed related parties $5,113.

The Company rents office space (included in the expense sharing agreement) from a partnership, W.S. Advantage L.P., partially owned by its managing member as a tenant at will. The Company paid the related party $18,000 for rent for the year ending June 30, 2014.

Since these entities are under common control, operating results or financial position of the Company could differ significantly from those that would have been obtained if the entities were autonomous.

PHALANX TRADING, LLC

NOTES TO FINANCIAL STATEMENTS, CONTINUED

JUNE 30, 2014

NOTE 4 - RECEIVABLE FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from broker-dealers and clearing organizations at June 30, 2013 consist of the following:

Fees and commissions receivable	$16,399

NOTE 5 - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities whose counterparties include the general public. In the event counterparties do not fulfill their obligations the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company maintains cash in bank accounts in excess of the established limit insured by the Federal Deposit Insurance Corporation (FDIC).

NOTE 6 - FURNITURE AND EQUIPMENT

At June 30, 2013 major classes of furniture and equipment consisted of the following:

Computer equipment	$ 4,648
Furniture and fixtures	4,077
	8,725
Less: Accumulated depreciation	6,217
	$ 2,508

Depreciation expense for fiscal year 2014 was $1,151.

NOTE 7 – FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
>
> Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
>
> Level 3 are unobservable inputs for the asset or liability and rely on management's own assumption about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

A qualifying asset or liability's level within the framework is based upon the lowest level of any input that is significant to the fair value measurement. The Company's qualifying assets or liabilities are recorded at fair value using Level 1 inputs.

NOTE 8 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through July 22, 2014, the date on which the financial statements were available to be issued. There were no subsequent events that require adjustment or disclosure in the financial statements.

PHALANX TRADING, LLC

SUPPLEMENTARY SCHEDULES

JUNE 30, 2014

SCHEDULE I

PHALANX TRADING, LLC

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

JUNE 30, 2014

Aggregate Indebtedness:		
Accounts payable and accrued expenses	$ 71,281	
	$ 71,281	
Net Capital:		
Members' capital		$ 241,881
Adjustments to net capital:		
Furniture and equipment		(2,508)
Commission Receivable		(50,000)
Commission Receivable -offset		45,000
Other assets		(2,746)
Net Capital, as defined		$ 231,627
Net capital requirement		5,000
Net capital in excess of requirement		$ 226,627
Ratio of aggregate indebtedness to net capital		.307 to 1

Reconciliation with Company's computation of net capital:

Net capital as reported in Company's Part IIA (unaudited)	
Focus Report	$ 231,627
Net audit adjustments	-
Increase in non-allowables and haircuts	-
Net capital per above	$ 231,627

SCHEDULE II

PHALANX TRADING, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALERS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

JUNE 30, 2014

Phalanx Trading, LLC is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Accountant's Agreed-Upon Procedures Report On Schedule of Assessment and Payments (Form SIPC-7)

To the Members of
Phalanx Trading, LLC

In accordance with rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ending June 30, 2014, which were agreed to by Phalanx Trading, LLC and the Securities Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Phalanx Trading, LLC's compliance with the applicable instructions of Form SIPC-7. Phalanx Trading, LLC's management is responsible for Phalanx Trading, LLC's compliance with those requirements. The agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Norwood, Massachusetts
July 22 2014

PHALANX TRADING, LLC

SCHEDULE OF ASSESSMENT AND PAYMENTS

FOR THE YEAR ENDED JUNE 30, 2014

Payment Date	To Whom Paid	Amount
1/14/2014	SIPC, Washington DC	$ 1,842
7/17/2014	SIPC, Washington DC	$ 355

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Report of Independent Registered Public Accounting Firm

To the Members of
Phalanx Trading, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which Phalanx Trading, LLC identified the following provisions of 17 C.F.R. 15c3-3(k) (2) (ii) under which Phalanx Trading, LLC claimed an exemption from 17 C.F.R. 240.15c3-3 provision (1) (the "exemption provisions") and (2) Phalanx Trading, LLC stated that Phalanx Trading, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Phalanx Trading, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Phalanx Trading, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Larry Liberfarb, PC

Norwood, Massachusetts
July 22, 2014

Phalanx Trading, LLC

August 5, 2014

Larry Liberfarb, P.C.
11 Vanderbilt Avenue, Suite 220
Norwood, MA 02062

Dear Mr. Liberfarb:

We, as members of management of Phalanx Trading, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

1) The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i) from February 14, 2014 to June 30, 2014.

2) The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii) from July 1, 2013 to February 13, 2014.

3) The company met the identified exemption provisions for both exemptions without exception for the period July 1, 2013 to June 30, 2014.

Phalanx Trading, LLC

By:

Name and Title

8/6/14

Date

7 Grove Street, Suite 202 · Topsfield, MA 01983
Telephone: (978) 887-5981 · Fax: (978) 887-2928